Exhibit 12



                                                      TUCSON ELECTRIC POWER COMPANY
                                             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                              3 Months                            12 Months Ended
                                               Ended      --------------------------------------------------------------------
                                              Mar. 31,    Mar. 31,    Dec. 31,    Dec. 31,    Dec. 31,    Dec. 31,    Dec. 31,
                                                2003        2003        2002        2001        2000        1999        1998
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                                                                             - Thousands of Dollars -
Fixed Charges:
  Interest on Long-Term Debt                 $ 19,272    $ 68,920    $ 65,620    $ 68,678    $ 66,377    $ 66,836    $ 72,672
  Other Interest (1)                              208         400         273         441       9,067      13,081      13,207
  Interest on Capital Lease Obligations (2)    20,734      86,287      87,783      90,506      92,658      82,414      81,823
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Total Fixed Charges                            40,214     155,607     153,676     159,625     168,102     162,331     167,702


Net Income                                     60,295     115,962      53,737      75,284      51,169      73,475      41,676


Less:
  Extraordinary Income & Accounting
    Change - Net of Tax                       (67,471)    (67,471)          -         470           -      22,597           -
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Net Income from Continuing Operations          (7,176)     48,491      53,737      74,814      51,169      50,878      41,676


Add (Deduct):
  Losses (gains) from Equity Investees (3)        (36)       (145)         17         700       1,543           -           -
  Income Taxes                                 (3,475)     31,497      35,350      55,910      26,566      22,350      17,578
  Total Fixed Charges                          40,214     155,607     153,676     159,625     168,102     162,331     167,702
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Total Earnings before Taxes and
  Fixed Charges                              $ 29,527    $235,450    $242,780    $291,049    $247,380    $235,559   $226,956
==============================================================================================================================

Ratio of Earnings to Fixed Charges              0.734       1.513       1.580       1.823       1.472      1.451      1.353

 (1)  Excludes recognition of Allowance for Borrowed Funds Used During Construction.

 (2) Amounts have been restated for year ended 2001 to conform to current year's presentation.

 (3)  Inncom losses (gains).
